



CRITICARE
SYSTEMS, INC.

NOVATIVE MONITORING TECHNOLOGY FOR TODAY'S HEALTHCARE PROVIDER



2007
ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS:



Fiscal 2007 yielded a second consecutive profitable year, along with significantly strengthening the Company's financial fundamentals. Criticare's cash position increased 22% to $4.6 million, while accounts payable, inventories and accounts receivable, all decreased significantly. In addition, the Company continues to operate with no long-term debt and an unused line of credit. Management believes Criticare represents an exceptional platform for growth. To this end, we are looking to expand the product portfolio of the Company through external diversification. Although our focus remains on healthcare markets, our growth plans are not confined to monitoring products. The Company has a mature, professional global network of distributors, managed by Criticare's direct sales teams. This combination results in a powerful marketing organization that is able to deliver a wide variety of healthcare technologies. During the current fiscal year, 2008, our goal is to identify and provide additional technologies, products or acquisitions that can fuel company growth and enhance shareholder value.

Currently, the Company's domestic business operates within the Oral Surgery, Alternate Site and Acute Care markets. During fiscal 2007, Criticare's presence in the Oral Surgery market continued to command a dominant position. Overall, annual monitoring sales in this market are relatively modest with considerable competition. However, the Company's product offerings, service levels and reliability, have enabled it to keep its leadership position. To leverage this advantage, we will add related products, web accessed diagnostic tools and on-line accessory purchasing capabilities during the current fiscal year.

Criticare defines its Alternate Site business as sales that are not within the Oral Surgery market or a hospital setting (Acute Care). In fiscal 2007, we made a major sale of over $1 million in the Alternate Site market. Criticare replaced a long time incumbent and provided a monitoring system that included a customized user interface specifically for this application. Design, manufacturing and complete shipment were made during our first fiscal quarter, ended September 30, 2006. With this order, the Company demonstrated the flexibility and responsiveness to rapidly meet a particular customer's requirement and achieve a critical timetable.

The Acute Care business grew out of a former OEM relationship with a company then known as Alaris Medical. Following the acquisition of Alaris by Cardinal Health, Criticare sought to directly service the Alaris accounts containing Criticare product. The Company was granted this access and formed a new distribution system to call on these accounts. Sales grew rapidly approaching $4 million the first full year. However, it became apparent that the majority of customers operated within the purchasing guidelines of a Group Purchasing Organization (GPO). These contracts specify the manufacturer of certain products that each member is allowed to procure. While Criticare is on contract with a few small GPOs, it is not yet on the radar screen of the major providers. This remains a priority for the Company. To facilitate this effort, Criticare has contracted with a consulting group specializing in assisting small companies in the attainment of GPO status. We believe this is necessary to achieve the sizable revenue potential our Acute Care business represents.

In fiscal 2007, Criticare's OEM business exceeded 23% of overall revenue. The majority of our OEM business was the MRI monitoring system jointly developed with the Company's OEM partner, Medrad, a subsidiary of Bayer AG. Sales to Medrad of the Criticare MRI monitor grew 21% over fiscal 2006. The MRI monitor continues to grow through new placements as well as winning market share with existing accounts. Medrad also expects license approval in Japan during our current fiscal year. Medrad has had a successful sales presence in Japan with its other imaging products, and considers it a venue for major growth potential for the monitoring line. Criticare is continuing development efforts with Medrad to enhance and augment the current product line.

Another OEM sales component is the Criticare Water Trap, which is provided, under contract, to a number of global manufacturers of respiratory gas products. Revenue was down slightly for fiscal 2007 however, historical demand has come in bursts, not in an even and predictable manner. This is a proprietary product, which is patent protected and requires that the equipment utilizing it be designed around its performance characteristics. This represents the patient link with the respiratory gas system. We believe that continued demand will meet or exceed prior levels.

The third and very important OEM product is the Criticare gas analyzer on contract with Fukuda Denshi, a global medical device company based in Japan. Demand was minimal during fiscal 2007 while Fukuda was awaiting license approval to market the Criticare product in Japan. However, Criticare did receive the first production size order during its first quarter fiscal 2008, representing sales in Europe. Fukuda has incorporated the Criticare gas module into Fukuda's system on an exclusive basis and is expecting license approval during our fiscal 2008. We are certainly looking forward to this relationship becoming a material factor within our OEM business.

The Company's international business during fiscal 2007 experienced strength in Latin America, Eastern Europe, the Middle East and the UK. Sales in Asia continued to decline as a flood of Chinese and South Korean monitoring products continue to find their way into countries with little or no regulatory hurdles. Criticare's strategy in these countries is to focus on large government tenders that are very specific on historic performance. The Company was successful in this regard, winning a $2.2 million order from the ministry of health in Iraq. While manufacture and shipment of $1.9 million of the order took place in fiscal 2007, it was determined that formal title transfer did not occur until the first quarter of fiscal 2008. Hence the revenue could not be recorded in fiscal 2007 but the majority of it will be included in revenue for the first quarter of fiscal 2008. The Company continues to aggressively pursue international tenders of this sort. In addition, during fiscal 2008, Criticare expects to launch a series of non-monitoring products, which are complimentary to our international sales network.

During fiscal 2007, Criticare was faced with two consent solicitations by BlueLine Partners LLC, a hedge fund located in California. This situation was settled in April 2007 with the addition of two new members to the Criticare Board of Directors. The board composition was augmented to contain one member from BlueLine Partners and another member not affiliated with BlueLine Partners who chairs Criticare's audit committee. These consent solicitations were costly for the Company. The legal and other expenses incurred during fiscal 2007 to resolve this matter was $452,000, which would have made a sizable addition to the Company's net income.

With great sadness, we also experienced the passing of a valued Criticare Board member, Mr. Sam Humphries. Mr. Humphries joined the Criticare Board in January 2006. He brought a wealth of experience in the healthcare industry gained through the leadership of a number of successful medical endeavors. At the time of his untimely passing, Mr. Humphries was President and CEO of Healthtronics Inc., a provider of urological services and products in the United States. We will miss the enthusiasm, support and guidance that Mr. Humphries brought to Criticare.

Management and the Criticare Board of Directors remains confidant that a strategy of diversification which includes additional technologies, products or acquisition candidates, offers a significant potential for growth. The Company is financially sound, and has established a mature, global distribution system able to manage a variety of healthcare initiatives. On behalf of the Criticare team and the board of directors, we would like to thank our dedicated shareholders, our devoted associates, our quality conscious vendors and our OEM partners, for your continued support.

Sincerely,



Emil H. Soika
President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

Years Ended June 30,

	2007	2006	2005	2004	2003
Net sales	$ 31,431,810	$ 31,350,919	$ 26,781,627	$ 28,591,481	$ 28,562,943
Net income (loss)	348,027	212,118	(422,245)	(2,100,573)	(938,596)
Net income (loss) per common share –					
basic and diluted	$0.03	$0.02	$(0.04)	$(0.19)	$(0.08)
Average shares outstanding –					
basic	12,299,411	12,069,060	11,514,786	11,240,685	11,071,735
diluted	12,332,296	12,256,431	11,514,786	11,240,685	11,071,735
Stockholders' equity	$16,310,754	$15,853,086	$14,209,140	$13,789,300	$15,034,208
Long-term obligations	59,678	134,485	210,592	286,417	38,662
Working capital	14,049,063	13,322,276	12,339,332	11,756,441	12,895,476
Total assets	21,648,523	22,979,078	19,060,473	19,542,341	18,762,327

MANAGEMENT DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain items from the Company's Consolidated Statements of Operations expressed as percentages of net sales.

Percentage of Net Sales

Years Ended June 30,

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	62.5	61.6	60.9
Gross profit	37.5	38.4	39.1
Operating expenses:			
Sales and marketing	19.1	22.2	21.2
Research, development and engineering	7.6	7.5	9.8
Administrative	10.9	10.1	10.8
Total	37.6	39.8	41.8
Loss from operations	(0.1)	(1.4)	(2.7)
Interest expense	0.0	(0.1)	(0.1)
Interest income	0.4	0.3	0.2
Foreign currency exchange gain (loss)	0.5	(0.3)	0.5
Other income	0.3	2.2	0.5
Income (loss) before income taxes	1.1	0.7	(1.6)
Income tax provision	—	—	—
Net income (loss)	1.1%	0.7%	(1.6)%

FISCAL YEAR ENDED JUNE 30, 2007 COMPARED TO JUNE 30, 2006

Net sales increased $80,891 to $31,431,810 for fiscal 2007 compared to $31,350,919 for fiscal 2006. The increase resulted from a 5.3% increase in the average sales price per unit, which was partially offset by a 3.9% decrease in accessory sales and a 1.0% decrease in the number of units shipped in the current year. The increased sales were driven by a $1,093,031 increase in domestic alternate care sales and a $520,436 increase in OEM sales, which were partially offset by a $1,027,626 decrease in international sales and a $335,453 decrease in acute care sales during fiscal 2007. OEM sales in fiscal 2007 were $7,335,000 and represented 23.3% of total net sales, compared to $6,815,000 (21.7% of total net sales) in fiscal 2006. The OEM sales of $6,290,137 to Medrad in fiscal 2007, for medical imaging applications, increased $1,110,258 from fiscal 2006. The increased domestic alternate care sales was due to a number of factors, including Criticare's release of our next generation portable multi-parameter vital signs monitor and the initial order to replace all vital signs monitors in over 50 domestic plasma collection centers. International sales were lower than expected, due in large part to a $1,874,000 partial shipment of an order from the ministry of health of the Republic of Iraq which shipped in the fourth quarter of fiscal 2007, but which did not meet all the strict criteria for revenue recognition in accordance with SAB No. 104. Due to the size and risks associated with a contract of this nature, the Company obtained a confirmed letter of credit to secure payment. As a result, while the order met the revenue recognition criteria of ensuring collectibility, the terms of the letter of credit did not allow the transfer of title to occur until after June 30, 2007. The majority of this sale will be included in the first quarter results for fiscal 2008.

The gross profit percentage of 37.5% realized in fiscal 2007 decreased from the 38.4% generated in the prior year. Margins decreased in the current year as the positive effect of a slight change in product mix was offset the continued upward shift in fixed overhead costs to meet the increased quality and production demands of our OEM customers and the increased overhead costs associated with manufacturing start-up costs related to our new portable multi-parameter vital signs monitor.

Charges to cost of goods sold for potentially obsolete inventory totaled $167,144 in fiscal 2007 compared to $56,622 in fiscal 2006. Inventory considered obsolete will be disposed of and removed from Criticare's warehouse during fiscal 2008.

Operating expenses for the year ended June 30, 2007 decreased $672,357 from fiscal 2006 due mainly to a decrease of $941,355 in sales and marketing expenses, which was partially offset by an increase of $257,165 in administrative expenses. The increase of $257,165 in administrative expenses was due to the $451,564 of expenses incurred during the year in connection with the two consent solicitation actions initiated by BlueLine Partners and the subsequent settlement of those actions in the third quarter. The decrease of $941,355 in sales and marketing expenses was due mainly to a $528,709 decrease in bad debt expenses from the reserve established in fiscal 2006 of a portion of the receivable due from one of our distributors, with no corresponding reserve in fiscal 2007, a $135,676 decrease in India operation expenses, a $112,695 decrease in commissions earned and a $83,178 decrease in advertising and trade show expenses for the year ended June 30, 2007. In fiscal 2006, the Company reserved a portion of the receivable due from the distributor referred to in the previous sentence, in the amount of $529,700. Due to a reduction in the receivable from the distributor, the reserve has been reduced to $227,638 as of June 30, 2007.

Total other income for the fiscal year ended June 30, 2007 decreased $273,525 from fiscal 2006. This decrease was mainly due to the $300,000 received pursuant to a patent license agreement in fiscal 2006 with no corresponding income in fiscal 2007, and a decrease of $295,400 in royalty income partially offset by an increase of $41,395 in interest income and a foreign currency exchange gain of $171,361 in fiscal 2007 related to the Company's operation in India, which had a foreign currency exchange loss of $(108,225) in fiscal 2006.

Loss from operations of $(38,055) for the year ended June 30, 2007 decreased $409,434 as compared to a loss from operations of $(447,489) for the same period in fiscal 2006, which was the result of a decrease of $672,357 in operating expenses and a decrease in gross profit of $262,923. The decreased loss from operations was partially offset by the decrease in other income of $273,525, resulting in net income of $348,027 for the year ended June 30, 2007 as compared to net income of $212,118 for fiscal 2006.

FISCAL YEAR ENDED JUNE 30, 2006 COMPARED TO JUNE 30, 2005

Net sales increased $4,569,292 to $31,350,919 for fiscal 2006 compared to $26,781,627 for fiscal 2005. The increase resulted from a 3.5% increase in the number of units shipped, a 11.7% increase in the average sales price per unit and a 6.5% increase in accessory sales in the current year. The increased sales were in part the result of $3,492,754 in acute care sales, which are a successful result of Criticare's business initiative to develop an acute care distribution network in the U.S. to sell to markets previously served through Alaris. Additionally, the increased sales were driven by a $827,941 increase in international sales and a $682,501 increase in OEM sales, which were partially offset by a $1,025,778 decrease in domestic alternate care sales during fiscal 2006. The international sales increased despite a $357,972 reduction of sales in India during fiscal 2006. The OEM sales of $5,179,879 to Medrad, for medical imaging applications, was partially offset by reduced sales of $2,034,468 to Alaris, formerly our largest OEM customer, during fiscal 2006. The decrease in domestic alternate care sales was due to a number of factors, including Criticare's movement to exit the defibrillator market due to the continued trend of direct sales by defibrillator manufacturers rather than through an establish distribution network, the postponed sales of patient monitors awaiting the release of our next generation portable multi-parameter vital signs monitor and the overall maturation of the oral surgery market. OEM sales in fiscal 2006 were $6,815,000 and represented 21.7% of total net sales, compared to $6,132,000 (22.9% of total net sales) in fiscal 2005.

The gross profit percentage of 38.4% realized in fiscal 2006 decreased from the 39.1% generated in the prior year. The margins decreased in the current period as the positive effect of a slight change in product mix was offset by the adverse effect of increased overhead costs associated with the manufacturing start-up costs related to our new portable vital signs monitor and the portable multi-parameter vital signs monitor, the replacement of a key supplier and with an upward shift in the fixed overhead costs to meet the increased quality and production demands of our OEM customers.

Charges to cost of goods sold for potentially obsolete inventory totaled $56,622 in fiscal 2006 compared to $281,003 for fiscal 2005. Inventory considered obsolete will be disposed of and removed from Criticare's warehouse during fiscal 2007.

Operating expenses for the year ended June 30, 2006 increased $1,293,377 from fiscal 2005 as an increase of $1,279,806 in sales and marketing and $271,193 in administrative expenses was partially offset by a $257,622 reduction in research, development and engineering expenses. The increase of $1,279,806 in sales and marketing expenses was due mainly to a $354,918 increase in the commissions earned due to increased sales and a $148,113 increase in India operation expenses, combined with a $98,277 increase in advertising, trade shows and sales promotion and a $19,154 increase in license fees spending for the year ended June 30, 2006. In addition, due to the political climate currently in Mexico and the age of the receivable, we have reserved a portion of a receivable from one of our distributors in the amount of $529,700, which has significantly increased our sales and marketing expenses. Administrative expenses increased by $271,193 mainly due to an increase of $316,096 in compensation expenses of which $172,988 was recognized in conjunction with stock options under SFAS 123(R), an increase of $38,406 in license fees and an increase of $37,500 in board of director fees, which was partially offset by a $99,211 reduction in legal fees and a $26,506 reduction in recruiting fees. The increase in operating expenses was partially offset by a decrease of $257,622 in research, development and engineering expenses. In the first quarter of fiscal 2005, Criticare received funding of $125,000 from our largest OEM customer to jointly develop a highly specialized monitoring system for medical imaging applications, which reduced the research, development and engineering expenses for the year ended June 30, 2005 as compared to the year ended June 30, 2006.

Total other income for the fiscal year ended June 30, 2006 increased $355,657 from fiscal 2005. This increase was mainly due to the $300,000 received pursuant to a patent license agreement, an increase of $136,297 in royalty income and an increase of $36,120 in interest income, partially offset by a foreign currency exchange loss of $(108,225) related to the Company's operation in India, which had a foreign currency exchange gain of $131,885 in fiscal 2005.

The $1,572,083 and $355,657 increase in gross profit and total other income, respectively, partially offset by the increased operating expenses of $1,293,377, resulted in net income of $212,118 for the year ended June 30, 2006 as compared to a net loss of $(422,245) for fiscal 2005.

QUARTERLY RESULTS

The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation. The Company typically receives a substantial volume of its quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, the Company usually builds a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow the Company to ship the products ordered during the quarter, the Company's quarterly results and stock of finished inventory can be significantly affected. During the fourth quarter of fiscal 2006, the Company reevaluated the allowance for doubtful accounts and increased the allowance by $529,700.

Quarters Ended (Unaudited)

(in thousands, except per share data)

	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Net sales	$7,641	$7,121	$8,463	$8,207	$7,096	$7,812	$8,771	$7,672
Gross profit	2,366	2,877	3,416	3,121	2,442	3,089	3,576	2,935
Net income (loss)	(366)	30	351	333	(524)	(8)	607	137
Net income (loss) per common share:								
–Basic and diluted	(0.03)	0.00	0.03	0.03	(0.04)	(0.00)	0.05	0.01

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, sales returns, inventories, and warranty obligations. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The Company believes the following accounting policies require its more significant judgments and estimates used in the preparation of its financial statements.

REVENUE RECOGNITION

Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. Revenue is recognized in accordance with SAB No. 104, when all four elements for revenue recognition have been met. This revenue recognition policy is utilized for shipment of product to customers including both distributors and end-users.

ESTIMATING ALLOWANCES FOR DOUBTFUL ACCOUNTS AND SALES RETURNS

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management analyzes specific accounts receivable as well as historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, foreign currency movements, and changes in its customer payment terms when evaluating the allowance for doubtful accounts. If the financial condition of any of the Company's customers were to deteriorate, resulting in impairment of their ability to make payments, additional allowances may be required.

The Company also maintains a sales returns reserve in order to estimate potential future product returns related to current period revenue. Management analyzes historical returns, current economic trends, changes in customer demand, and acceptances of the Company's products when evaluating the adequacy of the sales returns reserve. Significant management judgments and estimates must be made and used in connection with establishing the sales returns reserve in any accounting period. Material differences may result in the timing of the Company's revenue if management made different judgments or utilized different estimates.

VALUATION OF INVENTORIES

Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method. The Company maintains a reserve for obsolete inventory that it utilizes to write down inventories for estimated obsolescence or unmarketable inventory equal to the difference between the carrying value of the inventory and the estimated market value. The Company determines the adequacy of the obsolescence reserve by considering historical annual usage of component parts and finished goods as well as assumptions about market conditions and forecasted demand. When items are physically disposed of the amounts are written off against the reserve. If future product demand is lower than expected or if market conditions are less favorable than those projected by the Company, additional charges to increase the obsolescence reserve may be required.

During fiscal 2007, the reserve for obsolete inventory was increased $15,000 to $375,000 at June 30, 2007 due to normal variations in the inventory mix. During fiscal 2006, the reserve for obsolete inventory was decreased $78,300 to $360,000 at June 30, 2006 due mainly to the disposal of obsolete inventory that had been reserved for in prior years.

PRODUCT WARRANTY

The Company provides for the estimated cost of product warranties at the time products are shipped based upon its historical experience providing warranty coverage. The Company's warranty obligations are affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. If actual product failure rates, material usage or service delivery costs differ from current projections, revisions to the estimated warranty reserve would be required.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2007, the Company had a cash balance of $4,635,823 as compared with its fiscal 2006 year-end cash balance of $3,793,781. The Company has continued to maintain a bank debt free balance sheet.

With the Company's return to profitability, Criticare has been able to increase its cash position by an aggregate of $896,998 over the last three fiscal years. Non-cash expenses consisting primarily of depreciation expense, share based compensation expense as a result of SFAS 123(R), provision for obsolete inventory and provision for doubtful accounts decreased the Company's profitability by an aggregate of $3,379,846 over the last three fiscal years, but did not impact the Company's cash flows. Over the last three fiscal years, the Company has been able to fund $1,192,915 of capital spending primarily with $2,147,192 of cash provided by the exercise of stock options over that period.

In fiscal 2007, $1,255,824 of cash was generated from operations. This increase in cash was primarily driven by a combination of the reduction of the inventory, which was increased in fiscal 2006 due to the release of the next generation portable multi-parameter vital signs monitor, and the profitability of the Company. The cash generated from operations was partially offset by capital spending of $407,473 and $11,493 of cash used in financing activities. In fiscal 2007, $62,655 of cash was generated from the issuance of 11,500 shares of common stock upon the exercise of stock options. In fiscal 2006, $1,213,677 of cash was generated from the issuance of 473,045 shares of common stock upon the exercise of stock options, most of which were scheduled to expire in less than one year. This cash partially offset the $408,544 of cash used in operations and the $669,275 of capital spending in fiscal 2006. Cash used in operations in fiscal 2006 was primarily driven by the inventory investment in the new, next generation portable multi-parameter vital signs monitor. In fiscal 2005, $688,724 of cash was generated from the issuance of 280,337 shares of common stock upon the exercise of stock options and an additional $131,250 of cash was generated from the issuance of 70,000 shares of common stock upon the exercise of stock warrants, most of which were scheduled to expire in less than one year. This cash partially offset the $726,064 of cash used in operations and the $116,167 of capital spending in fiscal 2005.

The Company believes all near term future capital and liquidity requirements will be satisfied by cash generated from operations, proceeds received from the issuance of common stock related to the exercise of stock options, and its current cash balances. No major capital equipment expenditures are expected in the Company's next fiscal year ending June 30, 2008. The Company also has a $2,000,000 line of credit currently in place that could be utilized, if necessary. At June 30, 2007, there were no borrowings outstanding under this line of credit. The credit facility has covenants which require minimum income or liquidity levels. The Company was in compliance with the covenants at June 30, 2007. This line expires in June 2008.

The following table summarizes the Company's contractual cash obligations at June 30, 2007 in the categories set forth below, and the effect such obligations are expected to have on its liquidity and cash flow in future fiscal periods:

	Total	2008	2009	2010	2011	2012 and Thereafter
Operating leases	$1,187,990	$378,597	$383,459	$365,270	$60,664	—
Capital leases	145,200	82,560	52,140	10,500	—	—
Contract Mfg obligations	350,000	350,000	—	—	—	—
Other long-term obligations	5,476	5,476	—	—	—	—
Total contractual obligations	$1,688,666	$816,633	$435,599	$375,770	$60,664	—

FORWARD-LOOKING STATEMENTS

A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances and developments. These include anticipated product introductions, expected future financial results, liquidity needs, financing ability, management's or the Company's expectations and beliefs and similar matters discussed in Management's Discussion and Analysis or elsewhere in this report. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "could," "expect," "intend," "may," "hope," "plan," "potential," "should," "estimate," "predict," "continue," "future," "will," "would" or the negative of these terms or other words of similar meaning.

Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual results and future developments could differ materially from the results or developments expressed in, or implied by, these forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, general economic conditions, demand for the Company's products, costs of operations, the development of new products, the reliance on single sources of supply for certain components in the Company's products, government regulation, health care cost containment programs, the effectiveness of the Company's programs to manage working capital and reduce costs, competition in the Company's markets, compliance with product safety regulations and product liability and product recall risks, risks relating to international sales and compliance with U.S. export regulations, unanticipated difficulties in outsourcing the manufacturing of the majority of its products to foreign manufacturers and risks related to foreign manufacturing, including economic and political instability, trade and foreign tax laws, production delays and cost overruns and quality control. Such uncertainties and other risks that may affect the Company's performance are discussed further in Part I, Item 1A, "Risk Factors," in the Company's Form 10-K for the year ended June 30, 2007. The Company undertakes no obligation to make any revisions to the forward-looking statements contained in this report or to update them to reflect events or circumstances occurring after the date of this report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has a demand line of credit facility with a commercial bank with interest payable monthly at 25 basis points below the bank's reference rate. The Company had no borrowings outstanding under this bank facility at June 30, 2007, 2006 and 2005. Due historically to the lack of need to borrow from this credit facility and due to the Company's current cash position, the Company is not subject to financial risk on this obligation if interest rates in the market change significantly.

The Company's net sales are primarily denominated in United States dollars, except for a small amount of net sales from the Company's operations in India which are denominated in Indian rupees. As a result, part of the Company's accounts receivable are denominated in rupees and translated into U.S. dollars for financial reporting purposes. A 10% change in the exchange rate of the U.S. dollar with respect to the Indian rupee would not have a material adverse effect on the Company's financial condition or results of operations for the fiscal year ended June 30, 2007. The Company does not use any hedges or other derivative financial instruments to manage or reduce exchange rate risk.

FINANCIAL STATEMENTS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 AND 2006

Assets (Note 6)

	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents (Notes 1 and 10)	$4,635,823	$3,793,781
Accounts receivable, less allowance for doubtful accounts of $497,638 and $829,700, respectively (Note 1)	5,991,999	6,446,637
Other receivables (Note 1)	251,950	331,722
Short-term note receivable (Note 1)	50,000	50,000
Inventories (Notes 1 and 2)	8,177,523	9,464,037
Prepaid expenses	219,859	227,606
Total current assets	19,327,154	20,313,783
PROPERTY, PLANT AND EQUIPMENT (Note 1):		
Machinery and equipment	3,415,501	3,157,328
Furniture and fixtures	946,668	952,193
Leasehold improvements	290,084	243,604
Demonstration and loaner monitors	2,025,924	1,997,844
Production tooling	2,389,507	2,294,360
Property, plant and equipment – cost	9,067,684	8,645,329
Less accumulated depreciation	6,877,295	6,193,015
Property, plant and equipment – net	2,190,389	2,452,314
OTHER ASSETS:		
License rights and patents – net (Notes 1 and 3)	55,980	62,981
Long-term note receivable (Note 1)	75,000	150,000
Total other assets	130,980	212,981
TOTAL ASSETS	$21,648,523	$22,979,078

See notes to consolidated financial statements.

Liabilities and Stockholders' Equity

	2007	2006
CURRENT LIABILITIES:		
Accounts payable	$3,826,834	$5,408,746
Accrued liabilities:		
Compensation and commissions	836,720	914,889
Product warranties (Notes 1 and 4)	349,000	425,000
Other	191,389	174,667
Obligations under capital lease (Note 12)	74,148	68,205
Total current liabilities	5,278,091	6,991,507
LONG-TERM LIABILITIES:		
Obligations under capital lease, less current portion (Note 12)	59,678	133,826
Other long-term obligations	—	659
Total long-term liabilities	59,678	134,485
COMMITMENTS AND CONTINGENCIES (Notes 7, 9 and 12)		
TOTAL LIABILITIES	5,337,769	7,125,992
STOCKHOLDERS' EQUITY (Notes 1 and 8):		
Preferred stock — $.04 par value, 500,000 shares authorized, no shares issued or outstanding	—	—
Common stock — $.04 par value, 15,000,000 shares authorized, 12,409,631 and 12,398,131 shares issued, and 12,313,321 and 12,291,454 outstanding, respectively	496,385	495,925
Additional paid-in capital	26,338,267	26,156,864
Common stock held in treasury (96,310 and 106,677 shares, respectively)	(356,502)	(375,813)
Retained earnings (accumulated deficit)	(10,088,767)	(10,436,794)
Cumulative translation adjustment	(78,629)	12,904
Total stockholders' equity	16,310,754	15,853,086
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$21,648,523	$22,979,078

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2007, 2006 AND 2005

	2007	2006	2005
NET SALES (Notes 1, 10 and 11)	$31,431,810	$31,350,919	$26,781,627
COST OF GOODS SOLD	19,652,167	19,308,353	16,311,144
GROSS PROFIT	11,779,643	12,042,566	10,470,483
OPERATING EXPENSES:			
Sales and marketing (Note 1)	6,008,956	6,950,311	5,670,505
Research, development and engineering (Note 1)	2,374,345	2,362,512	2,620,134
Administrative (Note 9)	3,434,397	3,177,232	2,906,039
Total	11,817,698	12,490,055	11,196,678
LOSS FROM OPERATIONS	(38,055)	(447,489)	(726,195)
OTHER (EXPENSE) INCOME:			
Interest expense (Note 12)	(14,354)	(19,820)	(28,848)
Interest income	136,225	94,830	58,710
Foreign currency exchange gain (loss) (Note 1)	171,361	(108,225)	131,885
Other income (Note 14)	92,850	692,822	142,203
Total	386,082	659,607	303,950
INCOME (LOSS) BEFORE INCOME TAXES	348,027	212,118	(422,245)
INCOME TAX PROVISION (Notes 1 and 5)	—	—	—
NET INCOME (LOSS)	$348,027	$212,118	$(422,245)
NET INCOME (LOSS) PER COMMON SHARE (Note 1):			
Basic and diluted	$0.03	$0.02	$(0.04)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 1):			
Basic	12,299,411	12,069,060	11,514,786
Diluted	12,332,296	12,256,431	11,514,786

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JUNE 30, 2007, 2006 AND 2005

	Common Stock		Additional Paid-In	Common Stock Treasury		Retained Earnings (Accumulated	Cumulative Translation	Total Stockholders'
	Shares	Amount	Capital	Shares	Cost	Deficit)	Adjustment	Equity
Balance, June 30, 2004	11,574,749	$462,990	$23,965,900	124,728	$(409,439)	$(10,226,667)	$(3,482)	$13,789,302
Net loss						(422,245)		(422,245)
Cumulative translation adjustment							(4,630)	(4,630)
Comprehensive income/(loss)								(426,875)
Exercise of options	280,337	11,213	677,511					688,724
Exercise of warrants	70,000	2,800	128,450					131,250
Employee common stock purchased from treasury			4,134	(12,135)	22,605			26,739
Balance, June 30, 2005	11,925,086	$477,003	$24,775,995	112,593	$(386,834)	$(10,648,912)	$(8,112)	$14,209,140
Net income						212,118		212,118
Cumulative translation adjustment							21,016	21,016
Comprehensive income/(loss)								233,134
Exercise of options	473,045	18,922	1,194,755					1,213,677
Stock-based employee compensation			172,988					172,988
Employee common stock purchased from treasury			13,126	(5,916)	11,021			24,147
Balance, June 30, 2006	12,398,131	$495,925	$26,156,864	106,677	$(375,813)	$(10,436,794)	$12,904	$15,853,086
Net income						348,027		348,027
Cumulative translation adjustment							(91,533)	(91,533)
Comprehensive income/(loss)								256,494
Exercise of options	11,500	460	32,873					33,333
Stock-based employee compensation			138,519					138,519
Employee common stock purchased from treasury			10,011	(10,367)	19,311			29,322
Balance, June 30, 2007	12,409,631	$496,385	$26,338,267	96,310	$(356,502)	$(10,088,767)	$ (78,629)	$16,310,754

See notes to consolidated financial statements.

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2007, 2006 AND 2005

	2007	2006	2005
OPERATING ACTIVITIES:			
Net income (loss)	$348,027	$212,118	$(422,245)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	457,440	650,142	588,559
Amortization	7,001	7,002	7,002
Share based compensation	138,519	172,988	—
Provision for doubtful accounts	(44,221)	559,206	87,695
Provision for obsolete inventory	167,144	56,622	281,003
Note receivable	—	(200,000)	—
Changes in assets and liabilities:			
Accounts receivable	402,143	(158,411)	(445,243)
Other receivables	154,772	313,757	(285,673)
Inventories	1,331,328	(4,392,330)	197,563
Prepaid expenses	7,747	27,498	109,271
Accounts payable	(1,581,913)	2,375,187	(203,846)
Accrued liabilities	(132,163)	(32,323)	(640,150)
Net cash provided by (used in) operating activities	1,255,824	(408,544)	(726,064)
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment, net	(407,473)	(669,275)	(116,167)
Net cash used in investing activities	(407,473)	(669,275)	(116,167)
FINANCING ACTIVITIES:			
Retirement of obligation under capital lease	(74,148)	(68,205)	(57,712)
Proceeds from issuance of common stock	62,655	1,237,824	846,713
Net cash (used in) provided by financing activities	(11,493)	1,169,619	789,001
EFFECT OF EXCHANGE RATE CHANGES ON CASH	5,184	21,016	(4,630)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	842,042	112,816	(57,860)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,793,781	3,680,965	3,738,825
CASH AND CASH EQUIVALENTS, END OF YEAR	$4,635,823	$3,793,781	$3,680,965
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid for:			
Income taxes paid—net	$10,547	$3,910	$2,506
Interest	14,355	19,820	26,596

See notes to consolidated financial statements.

NOTES TO FINANCIAL STATEMENTS

CRITICARE SYSTEMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2007, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Criticare Systems, Inc. designs, manufactures and markets patient monitoring equipment and related accessories to the health care community worldwide and is headquartered in Waukesha, Wisconsin. The Company sells domestically primarily to oral and stand-alone general surgery centers and hospitals through regional sales managers and a dealer network. Internationally, the Company sells mainly to hospitals through country managers and a worldwide dealer network. In addition, the Company sells modules and stand-alone monitors worldwide to original equipment manufacturers ("OEMs").

Principles of Consolidation – The consolidated financial statements include the accounts of Criticare Systems, Inc. and its wholly owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents – The Company considers all investments with purchased maturities of less than three months to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts – Accounts receivable are customer obligations due under normal trade terms. The Company sells its products to distributors, OEMs, and end users in medical facilities such as hospitals, surgery centers, nursing homes, and physician offices. The Company performs continuing credit evaluations of its customers' financial condition, and although it generally does not require collateral, letters of credit may be required from customers in certain circumstances.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. The general reserve in the allowance for doubtful accounts is calculated based upon the accounts receivable balance and the historical effectiveness of Criticare's collection of those receivables. The general reserve as of June 30, 2007 and 2006 is $70,000 and $100,000, respectively. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available, the Company believes its allowance for doubtful accounts as of June 30, 2007 and 2006 is adequate. However, actual write-offs might exceed the recorded allowance.

Inventories – Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out method.

Other Receivables – Other receivables as of June 30, 2007 and 2006 consist mainly of tender deposits in the amount of $116,458 and $130,880, respectively, bank guarantees in the amount of $26,725 and $28,917, respectively.

Note Receivable – Note receivable as of June 30, 2007 and 2006 is the result of the grant of a non-exclusive license with quarterly payments ending January 1, 2010. This license agreement is treated, for accounting purposes, as a non-interest bearing note. The future maturities of the note receivable are $50,000 in each of the fiscal years 2008 and 2009 and $25,000 in 2010. The balance of the short-term note on each of June 30, 2007 and 2006 was $50,000. The balance of the long-term note on June 30, 2007 and 2006 respectively, was $75,000 and $150,000.

Property, Plant and Equipment – Property, plant and equipment is recorded at cost. Each member of the Company's sales force is provided with demonstration monitors to assist them in their sales efforts. The Company also has loaner monitors which are used to temporarily replace a customer's unit when it is being repaired or upgraded. Depreciation is provided over the estimated useful lives of the assets. The estimated useful lives of other property and equipment are as follows:

Classification	Estimated Useful Lives
Machinery and equipment	5-7 years
Furniture and fixtures	5 years
Leasehold improvements	4-5 years
Demonstration and loaner monitors	4 years
Production tooling	5-7 years

The Company periodically assesses the recoverability of long-lived assets, including property and equipment and intangibles, subject to amortization, in accordance with the Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 144"), when indications of potential impairment exist. The amount of any impairment is calculated as the shortfall of the estimated fair market value from the carrying value of the related asset. Management considers such factors as current operating results, trends, and future prospects, in addition to other economic factors in performing this analysis. No such impairments exist at June 30, 2007 and 2006. As of July 1, 2005, in accordance with the Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), the Company will accumulate and amortize the software costs on a product-by product basis after the technological feasibility of the product has been established. Amortization of the costs will be equal to the straight-line amortization of the costs over the estimated economic life of the product. As of June 30, 2007 and 2006, the Company had capitalized $108,720 of software costs. Amortization of $21,744 and $10,872 was recorded in fiscal 2007 and fiscal 2006, respectively.

License Rights and Patents – The Company adopted SFAS 142, "Goodwill and Other Intangible Assets," during the period ended June 30, 2003 to account for its license rights and patents. License rights and patents are carried at cost and are amortized using the straight-line method over their estimated useful life as follows:

Classification	Estimated Useful Lives
License rights and patents	17 years

License rights and patents are evaluated for impairment when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Revenue Recognition – Revenues and the costs of products sold are recognized as the related products are shipped or installed, if there are significant installation costs. This revenue recognition policy is utilized for shipment of product to customers, including both distributors and end-users. Revenue is recognized, in accordance with SAB No. 104, when all four elements for revenue recognition have been met.

Shipping Costs – Any shipping costs that are billable to the customer are included in revenue and all shipping costs are included in cost of goods sold in the accompanying consolidated statements of operations.

Product Warranties – Estimated costs for product warranties are accrued for and charged to operations, as revenues for the related products are recognized.

Marketing Expenses – Marketing expenses include all of the Company's sales related costs. Bad debt expense (recoveries) totaled $(44,221), $559,206 and $87,695 in fiscal 2007, 2006 and 2005, respectively.

Advertising Costs – Advertising costs are expensed as incurred. Advertising costs totaled $61,807, $97,460 and $68,120 for the years ended June 30, 2007, 2006 and 2005, respectively.

Research and Development Expenses – Research and development costs are charged to operations as incurred. Such expenses totaled $2,275,053, $2,304,226 and $2,561,386 in fiscal 2007, 2006 and 2005, respectively.

Income Taxes – The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The Company pays income taxes in certain states that require an annual minimum tax. These taxes are included in administrative expenses in the consolidated statements of operations.

Translation of Foreign Currency – The Company follows the translation policy as provided by Financial Accounting Standards No. 52, "Foreign Currency Translation" in translating the financial statements of its operation in India from Indian rupees to U.S. dollars. Accordingly, assets and liabilities are translated at the rate of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate prevailing throughout the year. The results are shown as a component of other comprehensive income.

Net Income (Loss) Per Common Share – Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the periods. Diluted income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. For fiscal 2007 and fiscal 2006, the number of diluted weighted average common shares outstanding would be higher by 122,750 and 28,000 shares, respectively, without this anti-dilutive impact. The basic and diluted weighted average number of common shares outstanding in the financial statements are the same in fiscal year 2005 because including a diluted calculation in a loss position would produce an anti-dilutive per share amount. The number of diluted weighted average common shares outstanding would be higher by 131,230 shares in 2005 without this anti-dilutive impact.

Stock Options – The Company grants options to purchase Criticare Systems, Inc. common shares under stock option plans that are described more fully in Note 8.

Prior to fiscal 2006, the Company had adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Effective July 1, 2005, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment". Under the modified prospective method of adoption selected by the Company, compensation cost recognized in fiscal 2007 and 2006 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. Results for the prior year have not been restated. If the Company had elected to recognize compensation cost for the options granted during the year ended June 30, 2005, consistent with the method prescribed by SFAS No. 123, net loss and net loss per share would have been changed to the pro forma amounts indicated below:

	Year Ended June 30,
	2005
Net loss – as reported	$(422,245)
Add: Stock-based employee compensation expense included in reported net loss	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(211,498)
Net loss – pro forma	$(633,743)
Basic net loss per share – as reported	$(0.04)
Diluted net loss per share – as reported	$(0.04)
Basic net loss per share – pro forma	$(0.06)
Diluted net loss per share – pro forma	$ (0.06)

Fair Value of Financial Instruments – The Company's financial instruments under SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," includes cash, accounts receivable, accounts payable, borrowings under line of credit facility and long-term debt. The Company believes that the carrying amounts of these accounts are a reasonable estimate of their fair value because of the short-term nature of such instruments or, in the case of long-term debt because of interest rates available to the Company for similar obligations.

Comprehensive Income – Comprehensive income consists of net income and foreign currency translation adjustments, and is presented in the consolidated statements of stockholders' equity.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – Certain amounts for fiscal 2005 and fiscal 2006 have been reclassified to conform to the fiscal 2007 presentation.

2. INVENTORIES

Inventories consist of the following as of June 30:

	2007	2006
Component parts	$2,507,293	$2,605,751
Work in process	1,106,885	1,470,893
Finished units	4,938,345	5,747,393
Total inventories	8,552,523	9,824,037
Less: reserve for obsolescence	375,000	360,000
Net inventory	$8,177,523	$9,464,037

3. LICENSE RIGHTS AND PATENTS

The components of and changes in the carrying amount of license rights and patents are as follows as of June 30:

	2007	2006
License rights and patents	$ 196,777	$ 196,777
Accumulated amortization	(140,797)	(133,796)
Net license rights and patents	$ 55,980	$ 62,981

Future amortization of license and patents is as follows at June 30, 2007:

	Year ended June 30,
2008	$ 7,001
2009	7,001
2010	7,001
2011	7,001
2012	7,001
Thereafter	20,975
Total	$55,980

Approximately $7,000 of amortization was charged to operations in each of the fiscal years ended June 30, 2007, 2006 and 2005.

4. PRODUCT WARRANTY

The Company's products are subject to a standard warranty of 12 months, and therefore reserves are established for the estimated future costs of repair or replacement and included in cost of sales at the time the related sale is recognized. These reserves are adjusted based on management's best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. In the event that actual experience differs from these best estimates, changes in the Company's warranty reserves might become necessary. The Company also sells extended warranties, which result in a deferral of revenue, amortized over the extended warranty period.

Changes in the Company's warranty reserve for fiscal years 2007 and 2006 are as follows:

	2007	2006
Balance, beginning of year	$ 425,000	$ 452,000
Warranties issued	181,328	244,093
Settlements	(257,328)	(271,093)
Changes in estimated pre-existing warranties	—	—
Balance, end of year	$ 349,000	$ 425,000

The Company's warranty settlements for fiscal 2005 totaled $289,955.

5. INCOME TAXES

The Company accounts for income taxes using an asset and liability approach, which generally requires the recognition of deferred income tax assets and liabilities based upon the expected future income tax consequences of events that have previously been recognized in the Company's financial statements or tax returns. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax asset will not be realized. A valuation allowance is used to offset the related net deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carryforwards.

The valuation allowance was decreased $268,000 in 2007 and increased $263,000 in 2006.

Significant components of the Company's deferred income tax assets and deferred income tax liabilities are as follows:

	June 30,		
	2007	2006	2005
Deferred income tax assets:			
Accounts receivable and sales allowances	$ 211,000	$ 341,000	$ 148,000
Inventory allowances	180,000	183,000	196,000
Product warranties	139,000	167,000	177,000
Other accrued liabilities	144,000	139,000	146,000
Compensation	125,000	71,000	9,000
Federal net operating loss carryforwards	5,882,000	5,958,000	6,004,000
State net operating loss carryforwards	505,000	591,000	601,000
Federal tax credit carryforwards	132,000	143,000	198,000
Excess of book over tax depreciation and amortization	269,000	258,000	116,000
Investment losses not deducted	118,000	118,000	118,000
Total deferred income tax assets	7,705,000	7,969,000	7,713,000
Deferred income tax liabilities:			
Excess of tax over book depreciation and amortization	0	0	0
Prepaid expenses	(39,000)	(38,000)	(42,000)
Total deferred income tax liabilities	(39,000)	(38,000)	(42,000)
Valuation allowance	(7,666,000)	(7,931,000)	(7,671,000)
Net deferred income taxes recognized in the consolidated balance sheets	$ 0	$ 0	$ 0

At June 30, 2007, the Company had federal net operating loss carryforwards of approximately $17,301,000 which expire in 2008 through 2027. At June 30, 2007, the Company had available for federal income tax purposes approximately $87,000 of alternative minimum tax credit carryforwards which carry forward indefinitely and approximately $45,000 of tax credit carryforwards which expire in 2009. The Company also has approximately $10,187,000 of state net operating loss carryforwards, which expire in 2008 through 2021, available to offset certain future state taxable income.

The income tax provision consists of the following:

	2007	2006	2005
Current			
Federal	$0	$0	$0
State	0	0	0
Total income tax provision	$0	$0	$0

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

	2007	2006	2005
Federal statutory income tax rate	34.0%	34.0%	34.0%
State taxes net of federal benefit	5.2	5.2	5.2
Expired net operating loss and credits	26.8	25.7	0.0
Permanent items	9.8	(187.5)	49.8
Valuation adjustment	(75.8)	122.6	(89.0)
Effective income tax rate	0%	0%	0%

6. LINE OF CREDIT FACILITY

At June 30, 2007, the Company had a $2,000,000 demand line of credit facility with a commercial bank to meet its short-term borrowing needs. Borrowings against the line are payable on demand with interest payable monthly at the bank's reference rate, less 0.25% (8.00% as of June 30, 2007). As of June 30, 2007 and 2006 there were no borrowings against the line. Borrowings under the line of credit facility are collateralized by substantially all assets of the Company. The credit facility has covenants which require minimum income or liquidity levels. The Company was in compliance with the covenants at June 30, 2007.

7. CONTINGENCIES

From time to time, various lawsuits arise out of the normal course of business. These proceedings are handled by outside counsel. Currently management is not aware of any claim or action pending against the Company that would have a material adverse effect on the Company.

8. STOCKHOLDERS' EQUITY

Stock Options – At the December 1, 2005 annual meeting of the stockholders of the Company, the stockholders approved an amendment of the Criticare Systems, Inc. 2003 Stock Option Plan (the "2003 Plan") to increase the number of shares of common stock available for future grants by 500,000 shares to 930,000 shares and to authorize grants of restricted stock and stock appreciation rights under the plan. During the annual stockholders meeting held on November 14, 2003, the Company's stockholders approved the original 2003 Plan. This 2003 Plan replaced the 1992 Employee Stock Option Plan and the 1992 Non-Employee Stock Option Plan (collectively, the "1992 Plans") and 179,380 reserved shares of common stock available under the 1992 Plans were moved to the 2003 Plan. The stockholders also approved 250,620 shares being available for future grants in addition to the 179,380 shares currently available, for a total of 430,000 shares authorized for issuance under the 2003 Plan. The Company also has options outstanding under two plans which existed prior to the approval of the 1992 Plans, the 1987 Employee Stock Option Plan and the 1987 Non-Employee Stock Option Plan (collectively with the 1992 Plans, the "Old Plans"). As a result of the approval of the 2003 Plan, no new stock options can be granted under the Old Plans, although the Company can regrant existing stock options under the Old Plans to extend the terms of such options. The Board of Directors has authorized in connection with these stock option plans the issuance of 3,210,620 reserved shares of common stock, of which 427,440 reserved shares remain available for future issuance at June 30, 2007. The Board of Directors increased the number of reserved shares for issuance under the Plans from 1,720,000 to 2,220,000 during 2001, from 2,220,000 to 2,460,000 during 2002, from 2,460,000 to 2,710,620 during 2003, and from 2,710,620 to 3,210,620 during 2005. The compensation cost that has been charged against income for the 2003 Plan and the Old Plans was $138,519 and $172,988 for the years ended June 30, 2007 and 2006, respectively. No income tax benefit was recognized in the income statement for share-based compensation arrangements due to the valuation allowance. The activity during 2005, 2006 and 2007 for the above plans is summarized as follows:

	Number of Shares	Stock Options Price Range	Weighted Avg. Exercise Price
Outstanding at June 30, 2004	1,429,895	$1.88-4.40	$2.75
Granted	96,000	2.25-5.13	2.97
Cancelled	(189,200)	2.88-3.75	3.16
Exercised	(280,337)	1.88-4.30	2.46
Outstanding at June 30, 2005	1,056,358	1.88-5.13	2.77
Granted	45,000	4.60-5.19	4.90
Cancelled	(84,625)	1.88-3.42	2.51
Exercised	(473,045)	1.88-4.40	2.57
Outstanding at June 30, 2006	543,688	2.25-5.19	3.17
Granted	79,000	3.36-3.76	3.61
Cancelled	(13,315)	2.25-3.60	3.00
Exercised	(11,500)	2.88-3.05	2.90
Outstanding at June 30, 2007	597,873	$2.51-5.19	$3.24

The following table summarizes the option details as of June 30, 2007:

	Shares Outstanding At June 30, 2007	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Aggregate Intrinsic Value at June 30, 2007
Options Outstanding	597,873	6.31	$3.24	$175,662
Options Exercisable	372,425	5.19	$3.07	$131,938

Option awards are granted with an exercise price equal to the market price of the Company's stock at the date of the grant; those option awards generally vest based upon 4 years of continuous service and have 5 and 10 year contractual terms for the Old Plans and 2003 Plan, respectively, as determined by the Compensation Committee of the Company's Board of Directors. Certain option awards provide for accelerated vesting if there is a change in control.

The Company has adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment". Under the modified prospective method of adoption selected by the Company, compensation cost recognized in fiscal 2007 and fiscal 2006 is the same as that which would have been recognized had the recognition provisions of SFAS No. 123 been applied from its original effective date. The fair value of stock options is the estimated fair value at the grant date using the Black-Scholes option-pricing model. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model that uses the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted is derived from the analysis of the Company's historical patterns and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The weighted average fair market value of the options granted during fiscal 2007, 2006 and 2005, along with the assumptions used, follows below:

	Years Ended June 30,		
	2007	2006	2005
Weighted average fair market value of options granted during the fiscal year ended June 30	$2.27	$2.90	$1.62
Assumptions used:			
Expected volatility	51.0%	45.0%	55.0%
Risk-free interest rate	4.73%	4.29%	3.74%
Expected option life (in years)	9.00	8.88	6.25
Dividend yield	0	0	0
Forfeiture rate	0	0	0

The total intrinsic value of the options exercised during the years ended June 30, 2007, 2006 and 2005 was $10,253, $1,132,994 and $377,138, respectively.

The following table summarizes the status of the Company's nonvested shares as of June 30, 2007, and changes during the year ended June 30, 2007:

Nonvested Shares	Number of Shares	Weighted-Average Grant Date Fair Value
Nonvested at June 30, 2006	300,699	$3.30
Granted	79,000	3.61
Cancelled	(5,815)	2.82
Vested	(148,436)	3.15
Nonvested at June 30, 2007	225,448	$3.51

As of June 30, 2007, there was $221,937 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2003 Plan and Old Plans. That cost is expected to be recognized over a weighted-average period of 1.40 years. The total fair value of the shares vested during the years ended June 30, 2007 and 2006 was $160,333 and $139,392, respectively.

Stock Warrants – In February 1998, the Company executed a warrant agreement with a consultant. The warrant agreement provided for the issuance of warrants to purchase up to 150,000 shares of common stock at a price of $3.00 per share. The warrant was exercisable as to 30,000 shares upon execution of the agreement and the warrants to purchase the remaining 120,000 shares were to be exercisable if certain performance parameters were achieved by February 1999. No such parameters were achieved. These warrants expired in February 2003, but were amended. The 30,000 warrants were extended for an additional five years with an exercise price of $2.88 per share which represented the closing price of the Company's stock on the date the warrants were amended. The fair value of the extended warrants, based on the estimated fair value using the Black-Scholes pricing model, totaled $24,990 and was expensed during the year in which they were extended, fiscal 2003.

In December 2000, the Company executed another warrant agreement with the consultant. The warrant agreement provided for the issuance of warrants to purchase up to 70,000 shares of common stock at a price of $1.875 per share. The warrant vested over a four year period in four equal increments each year on the anniversary date of the warrant. The warrant was to terminate as to any shares that were unvested at the time the consultant ceased to provide consulting services to the Company. As of December 21, 2004, the warrant had fully vested. During fiscal 2005, this warrant was exercised in full to purchase 70,000 shares. The fair value of this warrant was the estimated fair value using the Black-Scholes pricing model.

Preferred Stock – The Company's Board of Directors has the authority to determine the relative rights and preferences of any series it may establish with respect to the 500,000 shares of $.04 par value authorized preferred shares. As of June 30, 2007, no preferred stock was issued or outstanding.

On March 27, 1997, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was made on April 24, 1997 to the stockholders of record on that date to purchase Preferred Stock ("Preferred") upon the occurrence of certain events. Each share of common stock that shall become outstanding between the record date and the earliest of the distribution date, redemption date and the final expiration date shall be issued one Right. The Rights will be exercisable the tenth business day after a person or group acquires 20% of the Company's common stock, or makes an offer to acquire 30% or more of the Company's common stock. When exercisable, each right entitles the holder to purchase for $25, subject to adjustment, one-hundredth of a share of Preferred for each share of common stock owned. Each share of Preferred will be entitled to a minimum preferential quarterly dividend of $25 per share, but not less than an aggregate dividend of 100 times the common stock dividend. Each share will have 100 votes, voting together with the common stock. In the event of any merger, each share of Preferred will be entitled to receive 100 times the amount received per share of common stock. The Rights expire on March 27, 2017.

Common Stock Held in Treasury – At June 30, 2007 and 2006, the Company held in Treasury 96,310 and 106,677 shares of common stock, respectively, shown at cost. On February 28, 2002, the Criticare Board of Directors approved the purchase in the open market of up to 500,000 shares of Criticare common stock. The Company has purchased 180,063 shares of common stock as of June 30, 2007. At June 30, 2007 and 2006, the Company held in Treasury 76,223 shares of common stock purchased in accordance with this stock buyback program.

Employee Stock Purchase Plan – The Company has an Employee Stock Purchase Plan to provide employees of the Company with an opportunity to purchase common stock of the Company through accumulated payroll deductions. The plan allows eligible employees to purchase shares of the Company's common stock through monthly offering periods. The purchase price for each share of common stock purchased equals 85% of the last quoted sales price of a share of the Company's common stock as reported by the American Stock Exchange on the first day of the monthly offering period or the last day of the monthly offering period, whichever is lower. Compensation expense under this plan is immaterial. The Company is authorized to issue 500,000 shares of common stock under the plan. As of June 30, 2007, the Company had issued a total of 83,753 shares of common stock under the plan, and had 416,247 shares of common stock authorized for future issuance under the plan. The plan will terminate on July 1, 2009, unless sooner terminated by the Board of Directors.

9. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan which covers substantially all employees. Company contributions to the plan are discretionary and determined annually by the Company's Board of Directors. The Company's contributions were approximately $103,000, $104,000 and $97,000 in 2007, 2006 and 2005, respectively.

10. BUSINESS AND CREDIT CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, certificates of deposit, and accounts receivable. These financial instruments are carried at approximate fair value, less appropriate allowance, due to their short maturities.

The Company maintains cash balances which at times may exceed federally insured limits. As of June 30, 2007 and 2006, the Company held $4,692,519 and $3,764,888, respectively, in excess of federally insured limits. The Company's management evaluates the creditworthiness of the financial institutions in which it places its cash. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk for cash accounts.

The Company is a manufacturer of medical monitors and telemetry products whose customers include hospitals and alternative health care sites throughout the world.

Although the Company's products are sold primarily to health care providers, concentrations of credit risk with respect to trade accounts receivable are limited due to the Company's large number of customers, their geographic dispersion, and the Company's credit evaluation process. Due in part to the risks involved in conducting business internationally, the Company currently coordinates substantially all international sales, distribution and credit activities through its headquarters in Waukesha, Wisconsin. Other than inventory, other receivables and accounts receivable for the Company's operation in India totaling approximately $660,000, identifiable assets located outside of the United States are insignificant in relation to the Company's total assets. Net sales into geographic area are as follows:

	2007	2006	2005
Europe and Middle East	$5,712,000	$7,355,000	$7,182,000
Pacific Rim	1,240,000	1,692,000	1,787,000
Canada and Central and South America	3,747,000	3,516,000	2,689,000
Export net sales	$10,699,000	$12,563,000	$11,658,000
U.S. net sales	20,733,000	18,788,000	15,124,000
Total net sales	$31,432,000	$31,351,000	$26,782,000

Note: Sales in Europe and the Middle East have been combined above due to joint sales responsibility in these areas. No foreign country made up more than 10% of the Company's total net sales.

11. OTHER BUSINESS CONCENTRATIONS

During 2003, the Company entered into an OEM agreement with a customer to jointly develop and exclusively sell a highly specialized medical monitoring product to the OEM. In July 2004, Criticare shipped the initial prototypes of this monitoring product to this OEM and in January 2005 production shipments began. Sales to this customer approximated $6,326,000 in fiscal 2007, $5,177,000 in fiscal 2006, and $3,100,000 in fiscal 2005, which represented 20.0%, 16.5% and 11.6%, respectively, of the Company's total net sales. The Company had a receivable balance from this customer of $1,641,260 on June 30, 2007, $939,270 on June 30, 2006, and $1,373,836 on June 30, 2005 which represented 27.7%, 15.2% and 20.1%, respectively, of the Company's total receivables as of those dates.

In fiscal 2001, the Company entered into agreements with two offshore contract manufacturing firms to supply finished products. During fiscal 2005, the Company ended the supply partnership agreement with one of the contract manufacturing firms. A summary of the purchases and outstanding payables to these two companies for the years ended June 30, 2007, 2006 and 2005 follows below:

	2007	2006	2005
Supplier 1 – Purchases	$5,648,427	$9,324,825	$6,193,106
% of total purchases	22.4%	32.3%	29.5%
Accounts payable balance	$1,369,312	$973,625	$610,479
% of total payables	35.8%	18.0%	20.1%

12. COMMITMENTS

The Company leases various equipment under both operating leases and a capital lease, which expire at various dates through fiscal 2011.

On January 19, 2004, the Company entered into a lease agreement for the hardware and software for a new business system. This lease has been accounted for as a capital lease in accordance with SFAS No. 13, "Accounting for Leases". The following is an analysis of this capital lease:

	June 30, 2007	June 30, 2006
Machinery and equipment	$333,840	$333,840
Less accumulated depreciation	(166,920)	(119,228)
Net	$ 166,920	$214,612

Depreciation expense was $47,691 in fiscal 2007, 2006 and 2005.

The Company's Waukesha building lease was to expire in August 2007, but the Company has exercised its option to extend the lease for an additional three years. The lease expires in August 2010 with the Company now leasing approximately 53% of the building's square footage. The Company has also leased an additional warehouse facility. This lease also expires in August 2010. Rent expense was $335,318 in fiscal 2007, $339,024 in fiscal 2006 and $337,281 in fiscal 2005 for the building lease and all other lease commitments.

The following is a schedule by years of the future minimum lease payments under this capital lease and future minimum rental payments required under operating leases, together with the present value of the net minimum lease payments at June 30, 2007:

Fiscal year ending June 30

	Capital Lease	Operating Leases
2008	$82,560	$378,597
2009	52,140	383,459
2010	10,500	365,270
2011	—	60,664
2012 and thereafter	—	—
Total minimum lease payments	$145,200	$1,187,990
Less amount representing interest	(11,374)	
Present value of net minimum lease payments	$133,826	
Less current portion at June 30, 2007	74,148	
Long-term portion at June 30, 2007	$59,678	

During fiscal 2001, the Company entered into supply partnership agreements with two offshore contract manufacturing firms that exclusively manufacture medical devices in a regulated environment. These two firms manufacture specific products designated by the Company in accordance with formal purchase orders. The initial term of the agreements is for a period of three years and is automatically extended for additional periods of two years each, unless either party gives written notice at least sixty days prior to the end of the initial term or the then current extension term. During fiscal 2005, the Company ended the supply partnership agreement with one of the contract manufacturing firms. To ensure an adequate supply of products manufactured by the remaining contract manufacturer is maintained, the agreement with this manufacturer, requires that this firm keeps on hand in its finished goods inventories one full month of supply of all products under current purchase orders. At June 30, 2007 and 2006, a one month supply of product maintained at the firm would total approximately $350,000 and $555,000, respectively. In the event the Company would cancel a purchase order under the agreement, the Company would be required to purchase at cost all raw materials, work-in-progress and finished goods inventories for that purchase order. The total work-in-process and raw material inventories for the agreement is approximately $350,000. In addition, any property or equipment that this firm purchased specifically for the production of the Company's products would be purchased, by the Company, at mutually agreed upon prices in the event of termination of the agreement. There have not been any purchase order cancellations under this agreement.

13. QUARTERLY RESULTS – UNAUDITED

The following table contains quarterly information, which includes all adjustments, consisting only of normal recurring adjustments, that the Company considers necessary for a fair presentation.

Quarters Ended (Unaudited)

(in thousands, except per share data)

	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005
Net sales	$7,641	$7,121	$8,463	$8,207	$7,096	$7,812	$8,771	$7,672
Gross profit	2,366	2,877	3,416	3,121	2,442	3,089	3,576	2,935
Net income (loss)	(366)	30	351	333	(524)	(8)	607	137
Net income (loss) per common share:								
– Basic and diluted	(0.03)	0.00	0.03	0.03	(0.04)	(0.00)	0.05	0.01

The Company typically receives a substantial volume of its quarterly sales orders at or near the end of each quarter. In anticipation of meeting this expected demand, the Company usually builds a significant inventory of finished products throughout each quarter. If the expected volume of sales orders is not received during the quarter, or is received too late to allow the Company to ship the products ordered during the quarter, the Company's quarterly results and stock of finished inventory can be significantly affected. During the fourth quarter of fiscal 2006, the Company reevaluated the allowance for doubtful accounts and increased the allowance by $529,700.

14. OTHER INCOME

Royalty income was $18,100, $313,500 and $177,203 for the years ended June 30, 2007, 2006 and 2005, respectively. The Company recognized $300,000 of income pursuant to a patent license agreement for the year ended June 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Criticare Systems, Inc.

Waukesha, Wisconsin

We have audited the accompanying consolidated balance sheets of Criticare Systems, Inc. and subsidiaries as of June 30, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Criticare Systems, Inc. and subsidiaries at June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

/s/ BDO Seidman, LLP
Milwaukee, Wisconsin
September 24, 2007

COMMON STOCK MARKET PRICE RANGE AND DIVIDEND POLICY

The Company's common stock trades on the American Stock Exchange under the symbol "CMD". As of June 30, 2007, there were approximately 183 holders of record of the common stock. The Company has never paid dividends on its common stock and has no plans to pay cash dividends in the foreseeable future. The following table shows the high and low closing prices of the Company's common stock as reported by the American Stock Exchange for the periods indicated.

				Years Ended June 30,
	2007		2006	
Quarter Ended:	High	Low	High	Low
September 30	$4.25	$2.79	$5.34	$4.14
December 31	$4.25	$2.94	$5.15	$4.62
March 31	$3.83	$3.11	$5.30	$4.55
June 30	$3.81	$3.20	$5.09	$3.58

STOCK PERFORMANCE

The following table tracks the value of $100 invested on June 30, 2002 in the Company's Common Stock compared to the change in the Nasdaq Composite Index and the Nasdaq Medical Equipment Index. The chart shows that $100 invested five years ago in the Common Stock was worth $84 at June 30, 2007 compared to $180 for the Nasdaq Composite Index and $205 for the Nasdaq Medical Equipment Index.

CRITICARE SYSTEMS, INC.
STOCK PERFORMANCE COMPARED TO THE NASDAQ INDEX AND THE NASDAQ MEDICAL EQUIPMENT INDEX

	Nasdaq Composite	Nasdaq Medical Equipment	Criticare
June 30, 2002	100	100	100
June 30, 2003	111	108	79
June 29, 2004	141	155	75
June 28, 2005	141	156	128
June 30, 2006	150	168	100
June 30, 2007	180	205	84

The following graph presents, for a five-year period, the cumulative total stockholder return of the Company, the Nasdaq Composite Index and the Nasdaq Medical Equipment Index. Cumulative total stockholder return is defined as share price appreciation assuming reinvestment of dividends.


250
200
150
100
50
0
2002
2003
2004
2005
2006
2007
Criticare
Nasdaq Medical Equipment
Nasdaq Composite

(This page intentionally left blank)

FACT SHEET

AMEX Symbol: CMD

Corporate General Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Patent,Trademark and Copyright Counsel
Reinhart Boerner Van Deuren s.c.
Milwaukee, Wisconsin

Transfer Agent and Registrar
LaSalle Bank National Association
Chicago, Illinois

Auditors
BDO Seidman, LLP
Milwaukee, Wisconsin

Corporate Headquarters
20925 Crossroads Circle, Suite 100
Waukesha,WI 53186 U.S.A.

Annual Meeting of Stockholders
The annual meeting of stockholders will be held on Tuesday, November 27, 2007 at 4:00 p.m. at the Company's headquarters, 20925 Crossroads Circle, Suite 100, Waukesha,Wisconsin 53186

Forms 10-K and 10-Q
The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. The Company also files quarterly reports on Form 10-Q. Stockholders may obtain copies of these reports, without charge, by writing:

Secretary
Criticare Systems, Inc.
20925 Crossroads Circle, Suite 100
Waukesha, Wisconsin 53186
U.S.A.

Directors

Dr. Higgins D. Bailey
Chairman of the Board

Jeffrey T. Barnes
Partner
Oxford Bioscience Partners

N.C. Joseph Lai, Ph.D.
Executive Chairman
BioForm Inc.

Emil H. Soika
President and Chief Executive Officer
Criticare Systems, Inc.

Robert E. Munzenrider
President (retired)
Harmon AutoGlass

William M. Moore
Partner
BlueLine Partners, L.L.C.

Officers

Drew M. Diaz
Vice President
Worldwide Sales
Assistant Secretary

Michael T. Larsen
Vice President
Quality Control/Quality Assurance

Joseph P. Lester
Vice President and General Manager

Joel D. Knudson
Vice President Finance
Secretary

Emil H. Soika
President and Chief Executive Officer

Deborah A. Zane
Vice President
Marketing and Business Development




CRITICARE
SYSTEMS, INC.

CORPORATE HEADQUARTERS

20925 Crossroads Circle
Waukesha, WI 53186 USA
Telephone (262) 798-8282
Fax (262) 798-8290
www.csiusa.com

END